Sangui Biotech International, Inc.

1393 North Bennett Circle

Farmington, Utah 84025

 Sangui BioTech GmbH

Alfred-Herrhausen-Str.44

58455 Witten

TO:

Jim B. Rosenberg, Senior Assistant Chief Accountant

U.S. Securities and Exchange Commission

Division of Corporate Finance

100 F. Street N.E., Mail Stop 4720

Washington, D.C. 20549

FROM:

Dr. Joachim Fleing, Ph.D., Chief Financial Officer

Sangui Biotech International, Inc.

DATE:

March 1, 2012

RE:

Sangui Biotech International, Inc.

Form 10-K for the Fiscal Year Ended June 30, 2011

Filed October 20, 2011

File No.  000-29233

______________________________________________________________________________________________________

We are in receipt of your correspondence dated February 23, 2012, to facilitate review we have quoted your comment and indicated our response.

1. Please amend your filing to include the signature of your controller or principal accounting officer as required by General Instruction D(2)(a) of Form 10-K. If you or the Chief Executive Officer also fulfills either of those roles, please do not amend your filing, but instead  separately represent to use that you or the Chief Executive Officer will sign future Forms 10-K in both capacities as stipulated in General Instruction D(2)(b) of Form 10-K.

COMPANY RESPONSE – Dr. Joachim Fleing fulfills both roles.  He is the Chief Financial Officer and the principal accounting officer for Sangui Biotech International, Inc.  In the future for Forms 10-K, Dr. Fleing will sign as both the Company’s Chief Financial Officer and its principal accounting officer.

Please also send a copy of any further correspondence or comments to the following:

J. Anthony Rolfe, Esq.

Chachas Law Group

2445 Fifth Avenue

Suite 440

San Diego, CA 92101

Phone (619) 239-2900

Facsimile at (619) 239-2990

tony@chachaslaw.com

March 1, 2012

The Company realizes that it is solely responsible for the adequacy and accuracy of the disclosures in its filings with the Securities and Exchange Commission (the “Commission”). Additionally, the Company realizes that the Commission staff comments or changes to disclosure in response to Commission staff comments do not foreclose the Commission from taking any action with respect to the filing, and that the Company may not assert Commission staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities law of the United States.

Sincerely,

Sangui Biotech International, Inc.

/s/ Joachim Fleing

By: Joachim Fleing

Its: Chief Financial Officer and Principal Accounting Officer